SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 25, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the results of the Annual General Meeting of Shareholders

PARTNER COMMUNICATIONS ANNOUNCES THE
RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel, July 25, 2013 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the results of the Annual General Meeting of Shareholders (the "AGM”), that was held on July 25, 2013, at Partner's offices in Rosh Ha'ayin, Israel.

The AGM resolutions with respect to the items set forth in the Company's proxy statement dated June 20, 2013, sent in connection with the AGM (the "Proxy Statement"), were as follows:

(1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(2)
Discussion of the auditor’s remuneration for the year ended December 31, 2012, as determined by the Audit Committee and by the Board of Directors and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2012;

No vote was required in connection with discussion of this item.

(3)	Discussion of the Company’s audited financial statements for the year ended December 31, 2012 and the report of the Board of Directors for such period;

No vote was required in connection with discussion of this item.

(4)	(i)
Approval of the re-election of the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Elon Shalev and Mr. Arie (Arik) Steinberg;

(ii)
Approval that no change will be made to the compensation terms of Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar and Mr. Elon Shalev; no change will be made to the reimbursement of reasonable expenses of the directors listed above; and the directors listed above and Mr. Shlomo Rodav will continue to benefit from the Company's D&O insurance policy;

(iii)
Approval that no change will be made to the compensation terms of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; no change will be made to the reimbursement of reasonable expenses of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg will continue to benefit from the Company's D&O insurance policy; and the indemnification letters granted to Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg will continue in full force and effect.

The proposed resolutions were approved by the required majority as detailed in the Proxy Statement.

In accordance with Section 74 of the Israeli Companies Law (1999), and the Company's Articles of Association, the AGM resolved to postpone the discussion and resolution of items 5 (Compensation Policy), 6 (Registration Rights Agreement) and 7 (Indemnification Letters) on the AGM agenda as set forth in the Proxy Statement to an adjourned meeting, in order to allow the Company to consider certain comments received from shareholders or on their behalf with respect to these items. The date and time of the adjourned meeting will be published by the Company. A notice and proxy statement will be filed in accordance with any applicable law.

For further information concerning the proposed resolutions, please refer to the Proxy Statement at: http://www.sec.gov/Archives/edgar/data/1096691/000117891313001837/zk1313280.htm.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For further information regarding of some of the risks we face, see "Item 3. Key Information  - 3D. Risk Factors", "Item  4. Information on the Company", "Item 5.  Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information – 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2012 Annual Report (20-F) filed with the SEC on March 19, 2013. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: July 25, 2013